

Mail Stop 4546

July 29, 2016

Richard Brand
Chief Financial Officer
BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005

      Re: **BeyondSpring Inc.**
             Draft Registration Statement on Form F-1
             Submitted June 30, 2016
             CIK No. 0001677940

Dear Mr. Brand:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Overview
Severe Neutropenia, page 1

1.   At your first use of the term "statistically significant," please provide an explanation of the term and discuss how statistical significance relates to the FDA's and the CFDA's criteria for market approval.

Strategy, page 3

2.   Please revise the table of your pipeline product candidates on pages 4 and 88 to reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest

practicable date. In this regard, we note that the table suggests that Phase 1 trials for Plinabulin combined with nivolumab for the treatment of advanced NSCLC are ongoing but your disclosure states that you expect investigator-initiated trials of Plinabulin in combination with nivolumab to be launched in the second half of 2016. Similarly, the table suggests that Phase 1 trials for Plinabulin combined with radiation for the treatment of metastatic brain tumors are ongoing but your disclosure states that you plan to launch Phase 1 trials in 2017 for Plinabulin combined with radiation for the treatment of metastatic brain tumors. Lastly, the table suggests that Phase 1 trials for Plinabulin combined with docetaxel for the treatment of advanced NSCLC in tumors with KRAS mutations are ongoing but your disclosure indicates that only studies in animals have been performed for this indication.

Risk Factors, page 14

The regulatory approval processes of the FDA, CFDA, EMA and other comparable regulatory authorities are lengthy…, page 21

3.   We note your disclosure on page 22 that you are "working with BASF SE" to obtain U.S. regulatory approval for the stabilizing agent, Solutol. Please revise your disclosure to clarify your role in obtaining U.S. regulatory approval for the stabilizing agent, what type of U.S. regulatory approval the agent requires, the status of regulatory approval and whether the stabilizing agent requires regulatory approval in any other jurisdictions.

We have limited rights to Plinabulin inside China and Hong Kong, page 43

4.   We note that you indirectly own only 60% equity interest of Dalian Wanchunbulin Pharmaceuticals Ltd., which holds the intellectual property rights to Plinabulin in China and Hong Kong. Please supplementally provide any organizational documents of and agreements that govern shareholder and/or management rights in Dalian Wanchunbulin Pharmaceuticals Ltd. We may have additional comments.

Substantial uncertainties exist with respect to the enactment timetable…, page 50

5.   It appears that the draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of your current corporate governance in different ways depending on whether you are controlled by either Chinese shareholders or foreign shareholders. Please clarify the impact of the draft Foreign Investment Law under both scenarios. Please also clarify, to the extent possible, the risk that you would be considered a foreign-invested enterprise under the draft Foreign Investment Law following this offering.

Use of Proceeds, page 66

6.   Please disclose the anticipated stage of development that you estimate the proceeds from this offering will allow you to reach with respect to clinical development of Plinabulin in NSCLC patients with KRAS mutations.

Dividend Policy, page 67

7.   We note the risk factor on page 53 entitled "In the future, we may rely to some extent on dividends and other distributions on equity from our principal operating subsidiaries to fund offshore cash and financing requirements." Please expand your disclosure in this section to include a discussion about the restrictions applicable to Chinese companies with respect to dividend payments.

Business, page 85

General

8.   Please revise your disclosure to provide brief explanations of scientific terms to enable a lay investor to understand. For instance, at first use, please define the following terms:

- "EGFR;"
- "ALK;"
- "Oncogene;"
- "RAS;" and
- "KRAS."

Please make corresponding changes to the Prospectus Summary.

9.   Please disclose all investigational new drug applications ("INDs") that have been submitted to the FDA for each of your product candidates. For any active INDs related to your product candidates, please also disclose when each IND was submitted, the sponsor(s) of the IND and the specific indications listed therein. If you believe that no INDs are required for any of these products and/or indications at this time, please explain why in your disclosure.

Overview, page 85

10.   At first use, please briefly explain the distinction between grade 3 neutropenia and grade 4 neutropenia. Please make corresponding changes to the Prospectus Summary.

Plinabulin, our Lead Drug Candidate, page 88

11.   We note your disclosure on page 97 that you have obtained a license from the Fred
        Hutchinson Center for a broad platform technology and plan to collaborate for access up
        to six programs a year for five years. Please provide more information about this
        agreement, including an expanded description of each parties' rights and obligations and
        a description of termination provisions and payment provisions, which may include up-
        front or execution payments received or paid, aggregate amounts paid or received to date
        under the agreement, aggregate future potential milestone payments to be paid or
        received, royalty rates or profit/revenue sharing provisions. Please also clarify whether
        the clinical trials of Plinabulin in combination with nivolumab to be launched in the
        second half of 2016 is one of the programs that originated from this collaboration
        agreement. In addition, please file the collaboration agreement as an exhibit to the
        registration statement. In the alternative, please provide your analysis supporting your
        determination that you are not substantially dependent on the agreement.

Manufacturing and Supply, page 117

12.   We note your disclosure on page 118 that BASF SE is the sole supplier of the stabilizing
        agent used in your formulation of Plinabulin and that BASF SE is the only manufacturer
        of this agent. To the extent you substantially depend on this contract, please list and file
        any agreements between you and BASF SE as exhibits. Please also revise your
        disclosure to provide material terms of the contract. Please refer to Item 10.C of Form
        20-F.

Facilities, page 118

13.   Please list and file as exhibits copies of any material leases. Please refer to Item
        601(b)(10)(D) of Regulation S-K.

Certain Relationships and Related Party Transactions
Indemnification Agreements, page 127

14.   You disclose that you entered into indemnification agreements with your current
        directors and executive officers. Please file a copy of the form of indemnification
        agreement as an exhibit to this registration statement as required under Item 601(b)(10)
        of Regulation S-K.

Description of Share Capital
Our Post-Offering Memorandum and Articles of Association, page 130

15.   We note your disclosure on page 121 that your directors hold office until their successors
        have been elected and qualified or until the earlier of their resignation or removal.
        However, you do not describe how often directors are elected. Please revise this section

to include how often directors stand for reelection. Please refer to Item 10.B.3 of Form 20-F.

Notes to Consolidated Financial Statements, page F-7

Note 1 – Nature of the business and group restructuring, page F-7

16.   You disclose that the Internal Restructuring completed in July 2015 was accounted for as a restructuring under common control in a manner similar to the pooling of interests and that your consolidated financial statements were prepared as if the Internal Restructuring had been completed at the beginning of the years presented. Please clarify whether your financial statements for the year ended December 31, 2014 were also retrospectively adjusted to reflect the restructuring pursuant to ASC 805-50-45-5. If so, explain why the assets and liabilities that were *retained by* Dalian Wanchun Biotechnology Co., Ltd (Wanchun Biotech) were reflected in your consolidated financial statements as of December 31, 2014 and then treated as a deemed contribution during 2015. It is unclear why these assets and liabilities, which were not transferred as part of the restructuring, would be reflected in your financial statements.

Note 2 – Summary of significant accounting policies
Basis of consolidation, page F-10

17.   You disclose on page F-8 that in May 2015 Wanchunbulin was established by Wanchun Biotech and Wanchun Shenzhen and that the equity contributions representing 40% and 60%, respectively, were based on a patent contribution valued at $5.3 million by Wanchun Biotech and a cash contribution of $7.7 million by Wanchun Shenzhen. You further disclose that Wanchun Shenzhen initially contributed only $2 million of the agreed upon $7.7 million to Wanchunbulin with an agreement to contribute the remaining $5.7 million within 5 years, but that Wanchun Biotech and Wanchun Shenzhen agreed to 40%/60% profit and equity sharing ratios despite the fact that Wanchun Shenzhen had not fully contributed its committed capital. Please provide your consolidation analysis related to Wanchunbulin and specifically address the following:

- Clarify whether Wanchunbulin is a variable interest entity (VIE) or voting interest entity (VoIE) and explain your analysis;
- To the extent that you determine Wanchunbulin to be a VoIE, explain how you determined that you held a controlling financial interest given that your current investment in Wanchunbulin (through Wanchun Shenzhen) represents only 27% of total contributed equity.
  - In this regard, explain how you determined it was appropriate to base your equity investment on the amount of committed capital rather than your actual capital contributions to-date.

  o To the extent that you are basing your accounting determination on the
     agreement with Wanchun Biotech to set the equity contributions at 40%
     and 60%, cite the authoritative literature upon which you relied in
     factoring this agreement into your consolidation analysis.
- To the extent that you determine Wanchunbulin to be a VIE, provide your
  consolidation analysis and specifically describe any contractual agreements that
  give Wanchun Shenzhen the power and economics over Wanchunbulin.
- Please revise your accounting policy disclosure accordingly.

Note 4 – Investment in Wanchun Pharma, page F-16

18.   You disclose that Wanchun Pharma became a wholly owned subsidiary of Wanchun
       Biotech in April 2015 upon the acquisition of the remaining 9.09% equity interest. It
       appears based on your disclosure on page F-18, that Wanchun Biotech's investment in
       Wanchun Pharma has been reflected in your consolidated financial statements as an
       equity investment through April 2015 and as a consolidated subsidiary through the date
       of the Internal Restructuring. Given your disclosure that your consolidated financial
       statements were prepared as if the Internal Restructuring had been completed at the
       beginning of the years presented, it is unclear why any amounts related to Wanchun
       Pharma, which was not transferred as part of the restructuring but was instead liquidated,
       would be reflected in your consolidated financial statements. Please explain.

Note 11 – Commitments and contingencies
Royalty payment, page F-23

19.   You disclose that in February 2015 you terminated your royalty payment arrangement
       with the seller of the Plinabulin patent and that you are instead required to issue shares
       representing 10% of your fully-diluted equity capitalization immediately prior to your
       IPO to a single corporate entity designated by the seller. Please tell us how you have
       accounted for your obligation to issue these shares and cite the authoritative literature
       upon which you relied in making this determination.

Item 7. Recent Sales of Unregistered Securities, page II-1

20.   We note your disclosure elsewhere in the prospectus that you entered into an agreement
       to complete the sale of 1,962,963 shares to investors for aggregate gross proceeds of
       $26.5 million. Please confirm that if the offering closes prior to effectiveness of this
       registration, you will include disclosure about the sale in this section, including the
       persons or class of persons to whom the securities were sold. Please tell us the
       exemption from registration upon which you intend to rely and the facts relied upon to
       make the exemption available.

<u>General</u>

21.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Vanessa Robertson at (202) 551-3649 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Christina Thomas at (202) 551-3577 with any other questions.

                                        Sincerely,

                                        /s/ Christina M. Thomas for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Andrea L. Nicolas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP